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                                                                    EXHIBIT 99.4




                              [MEDUSA LETTERHEAD]





                                                                         , 1998




Milbank, Tweed, Hadley & McCloy
1 Chase Manhattan Plaza
New York, New York 1005

Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, Texas 77002


       Re: March 17, 1998 Agreement and Plan of Merger ("Merger Agreement") among Southdown, Inc. ("Southdown"), Bedrock Merger Corp. ("Bedrock") and Medusa Corporation ("Medusa").


Gentlemen:

         We furnish this letter to you in connection with your opinion as to certain federal income tax consequences of the proposed merger contemplated by the Merger Agreement. Capitalized terms not otherwise defined have meanings
assigned to them in the Joint Proxy Statement/Prospectus dated        , 1998
of Southdown and Medusa. The Merger is described in detail in the Agreement.

         To enable you to render your opinion, we make the following representations:

         1. At the time of the Merger, the fair market value of the Southdown Common Stock and other consideration received by each Medusa shareholder will be approximately equal to the fair market value of the Medusa Shares surrendered in the exchange.

         2. Prior to and in connection with the Merger, Medusa has not redeemed, nor have any of its affiliates purchased, Medusa Shares.

         3. Prior to and in connection with the Merger, Medusa has not issued any extraordinary distributions to any of its shareholders.
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         4.      Immediately following the Merger, Medusa will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and all of Bedrock's net assets and all of Bedrock's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid to Medusa shareholders who receive cash or other property, amounts used by Medusa to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Medusa will be included as assets of Medusa or Bedrock, respectively, immediately prior to the Merger.

         5. To the best knowledge of the management of Medusa, Medusa has no plan or intention to dispose of any of its assets after the Merger.

         6. Medusa has no plan or intention to issue additional shares of its stock that would result in Southdown owning less than 80 percent of the total combined voting power and 80 percent of the total number of shares of each other Medusa stock class.

         7. Medusa will not assume any of Bedrock's material liabilities nor will it receive any of Bedrock's assets subject to material liabilities, in the Merger.

         8. To the best knowledge of the management of Medusa, following the transaction, Medusa will continue its historic business and use a significant portion of its historic business assets.

         9. Other than as provided in the Merger Agreement, Medusa and its shareholders will pay their respective expenses incurred in connection with the Merger.

         10. There is no intercorporate indebtedness existing between Southdown and Medusa or between Bedrock and Medusa that was issued, acquired, or will be settled at a discount.

         11. At the time of the Merger, except for the Stock Option Agreements, Medusa will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of Medusa that, if exercised or converted, would affect Southdown's acquisition or retention of at least 80 percent of the total combined voting power and at least 80 percent of the total number of shares of each other Medusa stock class.

         12. Medusa is not a regulated investment company, a real estate investment trust, or a corporation fifty percent or more of the value of whose total assets are stock and securities, and eighty percent or more of the value of whose total assets are assets held for investment. In making the percentage determinations under the preceding sentence, stock and securities in any subsidiary corporation are disregarded and the parent corporation is deemed to own its ratable share of the subsidiary's assets, and a corporation is considered a subsidiary if the parent owns fifty percent or more of the combined voting power of all classes of stock entitled to vote or fifty percent or more of the total value of shares of all classes of stock outstanding.



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         13.     On the date of the Merger, the fair market value of the Medusa assets will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

         14. Medusa is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court.

         15. The statutory and nonstatutory stock options currently outstanding under Medusa's Stock Option Plan are not actively traded on an established securities market and are not transferable except by will or by the laws of descent or distribution.

         16. The Merger will enhance Southdown's ability to capitalize on strong industry fundamentals and the growth in cement consumption that is expected to result from proposed increases in federal and state infrastructure spending.

         17. The Merger will result in the second largest and most modern cement plant manufacturing system in the United States. The expanded network of preheater/precalciner facilities should present additional opportunities for cost effective capacity expansions and earnings growth.

         18. Medusa's operations complement Southdown's existing asset base, and the combined network of plants and distribution terminals will provide broad coverage of the markets east of the Mississippi River.

         19. The Merger will create a significantly larger company with greater financial flexibility, a strong balance sheet, higher market capitalization and greater earnings and cash flows, all of which should enhance shareholder value by enabling Southdown to realize its growth potential and pursue attractive business opportunities in the future.

         Unless written notification to the contrary is received by you from Medusa prior to the Merger, these representations will continue to be true and correct at all times from today through the day of the Merger.



                                        Very truly yours,
                                        Medusa Corporation


                                        By:
                                            ---------------------------------
                                        Title:
                                              -------------------------------





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